Filed pursuant to Rule 424(b)(3)

File No. 333-248481

PROSPECTUS

AMC Entertainment Holdings, Inc.

5,000,000 Shares of Class A common stock

47,046,300 Shares of Class A common stock

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in the section entitled “Selling Stockholders” of up to an aggregate of 5,000,000 shares of our Class A common stock, par value $0.01 (the “Class A common stock”) and up to an aggregate of 47,046,300 shares of our Class A common stock issuable upon conversion of our 2.95% Convertible Senior Secured Notes due 2026 (the “Convertible Notes”).

The shares of Class A common stock described in this prospectus or in any supplement to this prospectus may be sold from time to time pursuant to this prospectus by the selling stockholders in a number of different ways and at varying prices. See “Selling Stockholders” and “Plan of Distribution.” We cannot predict when or in what amounts the selling stockholders may sell any of the shares of our Class A common stock offered by this prospectus. If a prospectus supplement is required, such prospectus supplement will contain more specific information about the offering by the selling stockholders.

We are not selling any shares of our Class A common stock, and we will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are only paying expenses relating to the registration of the shares with the U.S. Securities and Exchange Commission (the “SEC”). The registration of the shares of our Class A common stock does not necessarily mean that any of such shares will be offered or sold by the selling stockholders.

A supplement to this prospectus may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with the documents we incorporate by reference, carefully before you invest. The selling stockholders may offer and sell the shares of Class A common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. To the extent required, the specific terms of any offering will be included in a supplement to this prospectus. Any such prospectus supplement will also describe the specific manner in which the selling stockholders will offer the Class A common stock registered hereunder.

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AMC.” On September 28, 2020, the last reported sale price of our Class A common stock on the NYSE was $4.91.

Investing in our Class A common stock involves risks. You should carefully read and consider the risk factors included in this prospectus, in our periodic reports, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the SEC. See the sections entitled “Risk Factors” below on page 8, in our other filings with the SEC and in the applicable prospectus supplement, if any.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2020.

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ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we filed with the SEC using a “shelf” registration process, the selling stockholders named herein may offer and sell, from time to time, in one or more offerings the securities described in this prospectus.  This prospectus provides you with a general description of our Class A common stock that the selling stockholders may offer.  To the extent required by applicable law, each time a selling stockholders sells Class A common stock under this prospectus, such selling stockholders will provide you with this prospectus and, to the extent required, a prospectus supplement that will contain more information about the specific terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Each such prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you), if any, may also add, update or change information contained in this prospectus or in documents incorporated by reference into this prospectus. We urge you to carefully read this prospectus, any applicable prospectus supplement, if any, and any related free writing prospectus, together with the information incorporated herein and therein by reference as described under the headings “Where You Can Find Additional Information; Incorporation of Documents by Reference” before buying any of the shares of Class A common stock being offered. The selling stockholders will deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement or free writing prospectus, you should rely on the information provided in the prospectus supplement or free writing prospectus, as applicable.

You should rely only on the information contained in this prospectus, and any accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information; Incorporation of Documents by Reference, and any free writing prospectus that we prepare and distribute.

Neither we nor the selling stockholders or any of our or their respective affiliates have authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or any free writing prospectus related hereto that we may authorize to be delivered to you.  If given or made, any such other information or representation should not be relied upon as having been authorized by us or any selling stockholder.  The selling stockholders may only offer to sell, and seek offers to buy any securities in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC.  For further information, we refer you to the registration statement on Form S-3, including its exhibits.  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC.  Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries.  If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should assume that the information in this prospectus, any accompanying prospectus supplement or any other offering materials is only accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless otherwise indicated.  Our business, financial condition, results of operations and prospects may have changed since such date.

Unless we state otherwise, references to “we,” “us,” “our,” the “Company” or “AMC” refer to AMC Entertainment Holdings, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  The SEC maintains an Internet site that contains our reports, proxy and other information regarding us and other issuers that file electronically with the SEC, at http://www.sec.gov.  Our SEC filings are also available free of charge at our website (www.amctheatres.com).  However, except for our filings with the SEC that are incorporated by reference into this prospectus, the information on our website is not, and should not be deemed to be, a part of, or incorporated by reference into this prospectus.

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC.  This permits us to disclose important information to you by referencing these filed documents.  Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information.  We incorporate by reference the following documents which we have filed with the SEC (excluding any documents or portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•                  our annual report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020 (the “Annual Report”);

•                  our Proxy Statement on Schedule 14A, filed with the SEC on June 10, 2020 (but only with respect to information required by Part III of our Annual Report);

•                  our quarterly reports on Form 10-Q for the three months ended March 31, 2020 and for the six months ended June 30, 2020, filed with the SEC on June 9, 2020 and August 6, 2020, respectively (together the “Quarterly Reports”);

•                  our Current Reports on Form 8-K filed with the SEC on January 8, 2020, February 27, 2020 (the first 8-K filing on such date), March 3, 2020, March 20, 2020, March 24, 2020, April 24, 2020, April 29, 2020, July 10, 2020, July 23, 2020, July 31, 2020 (the first and second 8-K filing on such date), September 15, 2020 and September 24, 2020; and

•                  the description of our Class A common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 17, 2013, pursuant to the Exchange Act, and any amendment or report filed for the purpose of further updating such description.

We incorporate by reference any filings made by us with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K, which is not deemed filed and which is not incorporated by reference herein.  Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

This prospectus and any accompanying prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement.  The full registration statement may be obtained from the SEC or us, as provided below.  Statements in this prospectus or any accompanying prospectus supplement or free writing prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers.  You should refer to the actual documents for a more complete description of the relevant matters.  You may inspect a copy of the registration statement at the SEC’s website, as provided above.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus.  You should direct requests for documents to:

AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211
(913) 213-2000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus, the documents that are incorporated by reference in this prospectus and other written or oral statements made by or on behalf of AMC may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of words such as “may,” “will,” “forecast,” “estimate,” “project,” “intend,” “plan,” “expect,” “should,” “believe” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include statements we make regarding the impact of COVID-19, future attendance levels and our liquidity. These forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions and speak only as of the date on which it is made. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in “Risk Factors”, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•                  the impact of the COVID-19 virus on us, the motion picture exhibition industry, and the economy in general, including our response to the COVID-19 virus related to suspension of operations at our theatres, personnel reductions and other cost-cutting measures and measures to maintain necessary liquidity and increases in expenses relating to precautionary measures at our facilities to protect the health and well-being of our customers and employees;

•                  the manner, timing and amount of benefit we receive under the Coronavirus Aid, Relief, and Economic Security Act or other applicable governmental benefits and support for which we are eligible domestically and internationally;

•                  risks relating to impairment losses, including with respect to goodwill and other intangibles, and theatre and other closure charges;

•                  risks relating to motion picture production and performance;

•                  our lack of control over distributors of films;

•                  intense competition in the geographic areas in which we operate;

•                  increased use of alternative film delivery methods including premium video on demand or other forms of entertainment;

•                  shrinking exclusive theatrical release windows;

•                  AMC Stubs® A-List may not meet anticipated revenue projections which could result in a negative impact upon operating results;

•                  general and international economic, political, regulatory, social and financial market conditions and other risks including the effects of the exit of the United Kingdom from the European Union;

•                  risks and uncertainties relating to our significant indebtedness, including our borrowing capacity and our ability to meet our financial and other covenants;

•                  our ability to execute cost cutting and revenue enhancement in connection with response to COVID-19;

•                  limitations on the availability of capital may prevent us from deploying strategic initiatives;

•                  certain covenants in the agreements that govern our indebtedness may limit our ability to take advantage of certain business opportunities;

•                  our ability to achieve expected synergies, benefits and performance from our strategic theatre acquisitions and strategic initiatives;

•                  our ability to refinance our indebtedness on terms favorable to us or at all;

•                  optimizing our theatre circuit through new construction and the transformation of our existing theatres may be subject to delay and unanticipated costs;

•                  failures, unavailability or security breaches of our information systems;

•                  our ability to utilize interest expense deductions may be limited annually due to Section 163(j) of the Tax Cuts and Jobs Act of 2017;

•                  our ability to recognize interest deduction carryforwards and net operating loss carryforwards to reduce our future tax liability;

•                  our ability to recognize certain international deferred tax assets which currently do not have a valuation allowance recorded;

•                  impact of the elimination of the calculation of USD LIBOR rates on our contracts indexed to USD LIBOR:

•                  review by antitrust authorities in connection with acquisition opportunities;

•                  risks relating to the incurrence of legal liability, including costs associated with recently filed securities class action lawsuits;

•                  dependence on key personnel for current and future performance and our ability to attract and retain senior executives and other key personnel, including in connection with any future acquisitions;

•                  risks of poor financial results may prevent us from deploying strategic initiatives;

•                  operating a business in international markets AMC is unfamiliar with, including acceptance by movie-goers of AMC initiatives that are new to those markets;

•                  increased costs in order to comply or resulting from failure to comply with governmental regulation, including the General Data Protection Regulation, the California Consumer Privacy Act and pending future domestic privacy laws and regulations;

•                  geopolitical events, including the threat of terrorism or cyber-attacks, or widespread health emergencies, such as the novel coronavirus or other pandemics or epidemics, causing people to avoid our theatres or other public places where large crowds are in attendance;

•                  the ability to obtain suitable equity and/or debt financing and the continued availability of financing, in the amounts and on the terms necessary to support our future refinancing requirements and business; and

•                  other risks referenced from time to time in filings with the SEC.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty and we caution accordingly against relying on forward-looking statements.

Consider these factors carefully in evaluating the forward-looking statements.  Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the 2019 Form 10-K under the heading “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2019 Form 10-K and in subsequent reports filed by us with the SEC, including Forms 10-Q and Forms 8-K.  Because of the foregoing, you are cautioned against relying on forward-looking statements, which speak only as of the date hereof.  We do not undertake to update any of these statements in light of new information or future events, except as required by applicable law.

THE COMPANY

We are the world’s largest theatrical exhibition company and an industry leader in innovation and operational excellence. Over the course of our nearly 100-year history, we have pioneered many of the theatrical exhibition industry’s most important innovations. We introduced Multiplex theatres in the 1960s and the North American stadium-seated Megaplex theatre format in the 1990s. Most recently, we continued to innovate and evolve the movie-going experience with the deployment of our theatre renovations featuring plush, powered recliner seating and the launch of our U.S. subscription loyalty tier, AMC Stubs® A-List. Our growth has been driven by a combination of organic growth through reinvestment in our existing assets and through the acquisition of some of the most respected companies in the theatrical exhibition industry.

We were incorporated under the laws of the state of Delaware on June 6, 2007.  We maintain our principal executive offices at One AMC Way, 11500 Ash Street, Leawood, Kansas 66211 and our telephone number is (913) 213-2000.  Our corporate website address is www.amctheatres.com.  Our website and the information contained on, or that can be accessed through, the website is not incorporated by reference in, and is not part of, this prospectus.  You should not rely on any such information in making your decision whether to purchase our Class A common stock.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the risk factors set forth below, the risks factors described in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q, all of which is incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filings under the Exchange Act, as well as any prospectus supplement relating to a specific offering or resale. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation of Documents by Reference” above. These risks could materially affect our business, results of operations or financial condition and affect the value of our Class A common stock. You could lose all or part of your investment. Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operations or financial condition.

Risks Related to Our Business

The COVID-19 pandemic has disrupted our business and will continue to adversely affect our business, theatres, results of operations and liquidity.

The COVID-19 pandemic has had and will continue to have a significant and adverse impact on our business. As a result of the pandemic, primarily all of our theatres worldwide temporarily suspended operations between March and late summer, during which period we generated only immaterial revenue. While we have now reopened a majority of our theaters, we have not reopened all of our theaters in major markets and our reopening in those markets may be further delayed. Currently, although we are in early stages, our reopened theaters are generating only a small portion of the attendance and revenue from admissions and food and beverage sales compared to historical levels and during the third quarter of 2020 our cash burn is expected to be higher than when theatres were closed. The extent of our cash burn in the future will primarily be dependent on attendance which drives admission, food and beverage, and other revenue. The ultimate duration of the pandemic and of responsive governmental regulations, including shelter-in-place orders and mandated business closures is uncertain and we may need to suspend existing theatre operations or extend the suspension of operations at theatres that are currently closed. We cannot predict when or if our business will return to closer to normal levels. In addition, governmental officials may impose further restrictions on travel or introduce social distancing measures such as limiting the number of people allowed in a theatre at any given time.

The resumption of operations has resulted in a ramp-up in costs to operate our business. While we plan to closely monitor our variable costs and reduce fixed costs to the extent possible, we continue to incur significant cash outflows, including interest payments, taxes, critical maintenance capital expenditures, expenses associated with the resumption of operations, and certain compensation and benefits payments. Even with the additional liquidity provided by the issuance of the debt as part of our debt restructuring, we cannot be certain that we will have access to sufficient liquidity to meet our obligations for the time required to allow our cash generating operations to resume or normalize. Moreover, our existing liquidity may not be sufficient and we will require additional liquidity to meet our obligations in the event our cash generating operations do not resume or normalize at levels that more closely resemble those we experienced prior to COVID-19. We may not be able to obtain additional liquidity and any relief provided by lenders, governmental agencies, and business partners may not be adequate and may include onerous terms, particularly if we face a second round of theatre closures, we are unable to open theatres in our major markets that remain closed, scheduled movies releases fail to drive increased attendance, scheduled releases continue to be postponed or moved to the home video market, and movie release dates may continue to move in the future, or if the attendance levels of, and revenues generated by, our reopened theatres normalize at a level that will not support our substantial amount of indebtedness, rent liabilities or other obligations. Due to these factors, substantial doubt exists about our ability to continue as a going concern for a reasonable period of time.

We may face difficulty in maintaining relationships with our landlords, vendors, motion picture distributors, customers, and employees during a suspension period. Since the outbreak of the COVID-19 virus, movie studios have suspended production of movies and delayed the release date of movies. Some movie studios have also reduced or eliminated the theatrical exclusive release window or have skipped a theatrical release and released their movies through streaming or other channels and may continue to do so with additional releases for the duration of the pandemic and after the pandemic has subsided. The longer and more severe the pandemic, including repeat or cyclical outbreaks beyond the one we are currently experiencing, the more severe the adverse effects will be on our business, results of operations, liquidity, cash flows, financial condition, access to credit markets and ability to service our existing and future indebtedness. In the event of a future insolvency or liquidation, you would likely suffer a total loss on your investment in the common stock.

Even when the COVID-19 pandemic subsides, we cannot guarantee that we will recover as rapidly as other industries, or that we will recover as rapidly as others within the industry due to our strong footprint in densely populated areas. For example, even where applicable government restrictions are lifted or reduced, it is unclear how quickly patrons will return to our theatres, which may be a function of continued concerns over safety and social distancing and/or depressed consumer sentiment due to adverse economic conditions, including job losses, among other things. In our theatres that have resumed operations, a single case of COVID-19 in a theatre could result in additional costs and further closures, or a “second wave” or recurrence of COVID-19 cases could cause another widespread suspension of operations. If we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate, we could suffer damage to our reputation, which could significantly adversely affect our business. Furthermore, the effects of the pandemic on our business could be long-lasting and could continue to have adverse effects on our business, results of operations, liquidity, cash flows and financial condition, some of which may be significant, and may adversely impact our ability to operate our business on the same terms as we conducted business prior to the pandemic. Significant impacts on our business caused by the COVID-19 pandemic include and are likely to continue to include, among others:

•                  lack of availability of films in the short or long term, including as a result of (i) continued delay in film releases; (ii) release of scheduled films on alternative channels or (iii) disruptions of film production;

•                  decreased attendance at our theatres, including due to (i) continued safety and health concerns, (ii) additional regulatory requirements limiting our seating capacity or (iii) a change in consumer behavior in favor of alternative forms of entertainment;

•                  a ramp up of costs in connection with theater reopenings that is not matched by increases in revenues from those reopened theatres, which costs may be substantial;

•                  increased operating costs resulting from additional regulatory requirements enacted in response to the COVID-19 pandemic and from precautionary measures we voluntarily take at our facilities to protect the health and well-being of our customers and employees;

•                  our inability to negotiate favorable rent payment terms with our landlords;

•                  unavailability of employees and/or their inability or unwillingness to conduct work under any revised work environment protocols;

•                  increased risks related to employee matters, including increased employment litigation and claims relating to terminations or furloughs caused by the suspension of theatre operations;

•                  reductions and delays associated with planned operating and capital expenditures;

•                  further impairment charges upon a portion of our goodwill, long-lived assets or intangible assets as consequence of failure to meet operating projections and other adverse events or circumstances, as a result of the impact on our prior impairment analysis due to delays in theater reopenings, which could be material to our results of operations and financial condition;

•                  our inability to generate significant cash flow from operations if our theatres continue to operate at significantly lower than historical levels, which could lead to a substantial increase in indebtedness and negatively impact our ability to comply with the financial covenants, as applicable, in our debt agreements;

•                  our inability to access lending, capital markets and other sources of liquidity, if needed, on reasonable terms, or at all, or obtain amendments, extensions and waivers of financial maintenance covenants, among other material terms; our inability to effectively meet our short- and long-term obligations; and

•                  our inability to service our existing and future indebtedness or other liabilities, the failure of which could result in insolvency proceedings and result in a total loss of your equity investment.

The outbreak of COVID-19 has also significantly increased economic uncertainty. It is possible that the current outbreak or continued spread of COVID-19 will cause a global recession, which could further adversely affect our business, and such adverse effects may be material. We have never previously experienced a complete cessation of our operations, and as a consequence, our ability to be predictive regarding the impact of such a cessation on our operations and future prospects is uncertain. In addition, the magnitude, duration and speed of the global pandemic is uncertain. As a consequence, we cannot estimate the impact on our business, financial condition or near or longer-term financial or operational results with certainty.

The COVID-19 pandemic (including governmental responses, broad economic impacts and market disruptions) has heightened the risks related to the other risk factors described in our Annual Report and Quarterly Reports, each of which is incorporated by reference herein and may also heighten many of the other risks described herein.

Our substantial level of indebtedness and our current liquidity constraints could adversely affect our financial condition and our ability to service our indebtedness, which could negatively impact your ability to recover your investment in the common stock.

We have a substantial amount of indebtedness, which requires significant interest payments. As of June 30, 2020, after giving effect to the financial restructuring that occurred on July 31, 2020 (the “debt restructuring”), we and our subsidiaries would have had approximately $5.5 billion aggregate principal amount of indebtedness outstanding. Our substantial level of indebtedness and the current constraints on our liquidity could have important consequences, including the following:

•                  we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which reduces or will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

•                  our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•                  we are exposed to fluctuations in interest rates because our senior credit facilities have variable rates of interest;

•                  our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

•                  the loss of tax attributes resulting from the cancellation of indebtedness that occurred in connection with the exchange offers that closed on July 31, 2020, coupled with the increased interest expense that will ultimately result therefrom and the inability to deduct all or significant portions of our interest expense for tax purposes, will ultimately increase the need to generate revenues to support our capital structure;

•                  there are significant constraints on our ability to generate liquidity through incurring additional debt;  we may be more vulnerable to economic downturn and adverse developments in our business; and

•                  we may be unable to comply with financial and other restrictive covenants contained in the agreements governing our indebtedness, including the financial maintenance covenants in our credit facility once the current waiver period expires and the covenant renews in March 2021, which could result in an event of default that, if not cured or waived, would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation. In the event of a bankruptcy or liquidation, the claims in respect of indebtedness rank senior to claims of an equity holder, and you would likely suffer a total loss on your investment in the common stock.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the agreements governing our indebtedness. To the extent new indebtedness is added to our debt levels, including as a result of satisfying interest payment obligations on certain of our indebtedness with payments-in-kind, the related risks that we now face could intensify. Our ability to access funding under our revolving credit facilities will depend upon, among other things, the absence of an event of default under such indebtedness, including any event of default arising from a failure to comply with the related covenants. If we are unable to comply with our covenants under our indebtedness, our liquidity may be further adversely affected.

Our ability to meet our expenses, to remain in compliance with our covenants under our debt instruments and to make future principal and interest payments in respect of our debt depends on, among other factors, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Given current industry and economic conditions, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations.

In connection with the exchange offers and related financing transactions that closed on July 31, 2020, a group of lenders that purported at the time to represent a majority of loans under our credit facility and which opposed the exchange offers and related financing transactions, alleged various defaults, including in connection with those transactions. The Company in closing the transactions determined that no continuing default or event of default existed that would prohibit the transactions or enable the lenders to accelerate the loans, and, to date, the lenders have not sought to accelerate the loans. However, to the extent our relationship with lenders is negatively effected by these events or other disputes that may arise from time to time, it may be more difficult to seek covenant relief, if needed, or to raise additional funds in the future.

The cancellation of certain indebtedness in connection with the debt restructuring resulted in significant cancellation of indebtedness income to us.

We realized significant cancellation of indebtedness income (“CODI”) in connection with our debt restructuring. As a result of such CODI, we may suffer a loss of all or substantially all of our net operating losses and potentially certain other tax attributes. Any loss of tax attributes as a result of such CODI may adversely affect our cash flows and therefore our ability to service our indebtedness.

Risks Related to This Offering

The market price and trading volume of our shares of Class A common stock could be volatile.

The market price of our shares of Class A common stock could be volatile. In addition, the trading volume in our Class A common stock could fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future.

Some of these factors, many of which are beyond our control, that could negatively affect the market price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include:

•                  the ongoing impacts and developments relating to COVID-19;

•                  actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

•                  our current inability to pay dividends or other distributions;

•                  publication of research reports by analysts or others about us or the motion picture exhibition industry, which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

•                  changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•                  changes in market valuations of similar companies;

•                  market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

•                  additions or departures of key personnel;

•                  actions by institutional or significant stockholders;

•                  speculation in the press or investment community about our company or industry;

•                  strategic actions by us or our competitors, such as acquisitions or other investments;

•                  legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service;

•                  anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•                  the occurrence of any of the other risk factors included or incorporated by reference in this prospectus; and

•                  general market and economic conditions.

Future offerings of debt, which would be senior to our Class A common stock upon liquidation, and/or preferred equity securities, which may be senior to our Class A common stock for purposes of distributions or upon liquidation, could adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including convertible or non-convertible senior or subordinated notes, convertible or non-convertible preferred stock, medium-term notes and trust preferred securities. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Class A common stock. In addition, any preferred stock we may issue could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our Class A common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our Class A common stock.

Increases in market interest rates may cause potential investors to seek higher returns and therefore reduce demand for our Class A common stock, which could result in a decline in our stock price.

One of the factors that may influence the price of our Class A common stock is the return on our Class A common stock (i.e., the amount of distributions as a percentage of the price of our Class A common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Class A common stock to expect a return, which we may be unable or choose not to provide. Further, higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of our Class A common stock to decline.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from their sale from time to time under this prospectus and any accompanying prospectus supplement of the Class A common stock.  We will not receive any proceeds from these sales.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety by reference to Delaware law, our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”), each of which has been publicly filed with the SEC.  See the section entitled “Where You Can Find More Information; Incorporation of Documents by Reference” above.

Our authorized capital stock consists of 524,173,073 shares of Class A common stock, 51,769,784 shares of Class B common stock,  par value $0.01 per share (“Class B common stock”) and 50,000,000 shares of preferred stock,  par value $0.01 per share. As of September 15, 2020, there were 57,549,593 shares of Class A common stock outstanding, 51,769,784 shares of Class B common stock outstanding and no shares of preferred stock outstanding. Our Class A common stock is listed on the NYSE under the symbol “AMC.”  The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Voting Rights

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to three votes per share.  Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law.

Our directors are elected by all of the common stockholders voting together as a single class.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power.  Except as otherwise required by the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or voting rights granted to any subsequently issued preferred stock, the holders of outstanding shares of our common stock and our preferred stock entitled to vote thereon, if any, vote as one class with respect to all matters to be voted on by our stockholders.  Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class

Conversion

The Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.  In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in the certificate of incorporation.

All authorized shares of Class B common stock shall automatically convert to Class A common stock if and when the holders of Class B common stock collectively hold less than 30% of the aggregate number of outstanding shares of our common stock.  Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued.  No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Dividends

Holders of Class A common stock and Class B common stock share ratably (based on the number of shares of common stock held) in any dividend declared by the AMC board of directors (the “AMC Board”), subject to any preferential rights of any outstanding preferred stock.

Other Rights

Upon liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock.  No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

Our certificate of incorporation authorizes the AMC Board to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series without further stockholder approval.  The AMC Board is authorized, without further stockholder approval, to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

Certain provisions of our certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares.  These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of AMC without prior approval of the AMC Board.  These provisions are meant to encourage persons interested in acquiring control of AMC to first consult with the AMC Board to negotiate terms of a potential business combination or offer.  For example, the certificate of incorporation and bylaws:

•                  provide that the size of the AMC Board will be set by members of the AMC Board, and any vacancy on the AMC Board, including a vacancy resulting from an enlargement of the AMC Board, may be filled only by vote of a majority of the directors then in office;

•                  do not permit stockholders to take action by written consent unless Dalian Wanda Group Co., Ltd. (“Wanda”) owns shares of our outstanding common stock representing at least 50.1% of the total voting power;

•                  provide that, except as otherwise required by law, special meetings of stockholders can only be called by the AMC Board;

•                  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the AMC Board;

•                  limit consideration by stockholders at annual meetings to only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the AMC Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting;

•                  authorize the issuance of “blank check” preferred stock that could be issued by the AMC Board to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and

•                  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

The certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of such corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.”  Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.  These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board.  Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

The bylaws state that unless AMC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of AMC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of AMC to AMC or AMC’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the certificate of incorporation or bylaws, or (iv) any action asserting a claim against AMC governed by the internal affairs doctrine; provided, however, that this provision of the bylaws does not apply to any actions arising under the Securities Act or the Exchange Act.

Special Meeting of Stockholders

Special meetings of our stockholders may be called only by a majority of our directors.

Actions by Written Consent

Stockholder action by written consent in lieu of a meeting may only be taken so long as Wanda owns common stock representing a majority of our outstanding voting power.  Thereafter, stockholder action can be taken only at an annual or special meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing.  To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 30 days nor more than 60 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 60th day prior to such meeting and not later than the close of business on the later of the 30th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.  The bylaws also specify certain requirements as to the form and content of a stockholder’s notice.  These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval.  These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AMC by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

The certificate of incorporation provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend the certificate of incorporation.  In addition, under the DGCL, an amendment to the certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.  Subject to the bylaws, the AMC Board may from time to time make, amend, supplement or repeal the bylaws by vote of a majority of the AMC Board.

Registration Rights

Pursuant to a registration rights agreement dated December 23, 2013, we have agreed, subject to certain conditions, to use our best efforts to effect registered offerings upon request from Wanda and have granted incidental or “piggyback” registration rights with respect to our common stock held by Wanda.  Pursuant to the amended and restated investment agreement, dated as of July 31, 2020, by and among us SLA CM Avatar Holdings, L.P., and Sargas Investment Pte. Ltd, we have agreed, subject to certain conditions, to use our reasonable efforts to effect registered offerings upon request from holders of the Convertible Notes with respect to the Class A common stock issuable upon conversion of such notes.  Pursuant to a registration rights agreement, dated July 31, 2020, we have agreed, subject to certain conditions, to use our reasonable best efforts to effect registered offerings upon request from certain holders of our Class A Common Stock that are party to the backstop agreement, dated July 10, 2020, that we entered into with certain holders of our subordinated notes  These registration rights of our stockholders and other parties could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our Class A common stock.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the DGCL, we have adopted provisions in the certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer.  The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them.  Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

•                  any breach of the person’s duty of loyalty to us or our stockholders;

•                  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•                  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•                  any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the DGCL, the certificate of incorporation and bylaws provide that:

•                  we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•                  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently maintain liability insurance for our directors and officers.

The certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification.  The bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deems appropriate.

Provisions of the Certificate of Incorporation Relating to Corporate Opportunities

To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities.  As such, and in order to address potential conflicts of interest between us and Wanda and its subsidiaries, the certificate of incorporation contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve Wanda and its officers and directors.

The certificate of incorporation provides that, subject to any written agreement to the contrary, Wanda will have no duty to refrain from engaging in the same or similar activities or lines of business that we engage in, and, except as set forth in the certificate of incorporation, neither Wanda nor its officers or directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of Wanda.

The certificate of incorporation also provides that we may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Wanda.  With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by us or any of our subsidiaries or Wanda, shall be considered contrary to any fiduciary duty to us or our stockholders of any director or officer of AMC who is also a director, officer or employee of Wanda.  With limited exceptions, to the fullest extent permitted by law, no director or officer of AMC who is also a director, officer or employee of Wanda shall have or be under any fiduciary duty to us or our stockholders to refrain from acting on behalf of us or any of our subsidiaries or on behalf of Wanda in respect of any such agreement or performing any such agreement in accordance with its terms.

The certificate of incorporation further provides that if one of our directors or officers who is also a director or officer of Wanda acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Wanda and AMC, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

•                  a corporate opportunity offered to any person who is an officer of AMC and who is also a director but not an officer of Wanda, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of our officers, in which case it will not belong to us;

•                  a corporate opportunity offered to any person who is a director but not an officer of AMC, and who is also a director or officer of Wanda, will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our directors; and

•                  corporate opportunity offered to any person who is an officer of both Wanda and AMC will belong to AMC only if that opportunity is expressly offered to that person in that person’s capacity as one of AMC’s officers.

Notwithstanding these provisions, the certificate of incorporation does not prohibit us from pursuing any corporate opportunity of which we become aware.

These provisions in the certificate of incorporation will no longer be effective on the date that none of our directors or officers are also directors or officers of Wanda.

If the certificate of incorporation did not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and Wanda conflict, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law.  Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity.  Based on Section 122(17) of the DGCL, we do not believe the corporate opportunity guidelines set forth in the certificate of incorporation conflict with Delaware law.  If, however, a conflict were to arise between the provisions of the certificate of incorporation and Delaware law, Delaware law would control.

SELLING STOCKHOLDERS

On July 31, 2020, we entered into an Amended and Restated Investment Agreement (the “Investment Agreement”) with SLA CM Avatar Holdings, L.P., an affiliate of Silver Lake Group, L.L.C., (“Silver Lake”) and Sargas Investment Pte. Ltd relating to the issuance of our Convertible Notes and we issued the Convertible Notes to certain investors pursuant to the terms of an amended and restated indenture between us, the guarantors party thereto and U.S. Bank National Association. The Convertible Notes were initially convertible into an aggregate of 31,662,240 shares of Class A common stock and were issued in a transaction exempt from the registration requirements of the Securities Act. Due to an adjustment to the conversion price of the Convertible Notes that became effective as of September 14, 2020, the Convertible Notes are convertible into an aggregate of 44,422,860 shares of Class A common stock. The Investment Agreement provides Silver Lake and the other holders of the Convertible Notes with certain registration rights with respect to the resale of the shares of Class A common stock issuable upon conversion of the Convertible Notes, if any. Pursuant to the Investment Agreement, we have agreed to use our reasonable efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of such time as all registrable securities (as defined in the Investment Agreement) have (a) been sold in accordance with the plan of distribution disclosed in this prospectus or (b) otherwise cease to be outstanding.

Pursuant to the Investment Agreement, as long as Silver Lake and its affiliates beneficially own at least 25% of our outstanding common stock beneficially owned by them immediately following the closing contemplated by the Investment Agreement, assuming the conversion of the Convertible Notes on a full physical basis into our Class A common stock and excluding any shares beneficially owned other than as a result of the Convertible Notes or the conversion thereof or pursuant to the exercise of any Participation Rights (as defined below) under the Investment Agreement, Silver Lake will have the right to nominate a Silver Lake managing director as a Class III director on the AMC Board who will serve on all committees of the AMC Board (to the extent permitted pursuant to the independence requirements under applicable laws). In connection with the foregoing, Lee Wittlinger, Managing Director of Silver Lake, has been appointed to the AMC Board.

Additionally, for so long as Silver Lake has the right to nominate an individual to the AMC Board, Silver Lake will be entitled to appoint a board observer who will observe AMC Board and Board Committee meetings and receive copies of all board materials.

Silver Lake and certain of its affiliates will be subject to certain standstill obligations until the later of (i) the date that is nine months following such time as Silver Lake no longer has a representative, and no longer has rights to have a representative, on the AMC Board and (ii) September 14, 2021 (such period, the “Standstill Period”) During the Standstill Period, Silver Lake and such affiliates will not, among other things and subject to specified exceptions (a) acquire any of our securities if, immediately after such acquisition, Silver Lake, together with certain of its affiliates, would beneficially own more than 27.5% of our then outstanding common stock, assuming the conversion of the Convertible Notes on a full physical basis into our Class A common stock; (b) participate in any solicitation of proxies; or (c) form, join or participate in any group (as defined in Section 13(d)(3) of the Exchange Act). Any purchases of our securities pursuant to Silver Lake’s Participation Rights under the Investment Agreement or pursuant to the ROFR Agreement (both as defined below) will also be exempt from these standstill obligations. The Standstill Period will terminate early upon the effective date of a change of control of the Company or, if earlier, 90 days after such date that Silver Lake and certain of its affiliates cease to beneficially own any Convertible Notes or shares of our common stock (other than as may be issued to directors for compensation purposes).

During the period from September 14, 2020 to September 14, 2021, Silver Lake will have certain rights to purchase a pro rata portion (based on the number of shares of our common stock beneficially owned by Silver Lake, and/or any co-investors and their respective affiliates, assuming the conversion of the Convertible Notes into our Class A common stock) of any equity securities, or instruments convertible into or exchangeable for any equity securities, in certain proposed offerings by us (the “Participation Rights”). Silver Lake’s Participation Rights will not apply in connection with certain excluded transactions, including any acquisitions, strategic partnerships or commercial arrangements entered into by us or any equity compensation plans, or underwritten offerings (provided, that, we will consult with Silver Lake during certain applicable time periods prior to any such offering, and if Silver

Lake notifies us of its desire to participate in the underwritten offering, we will either (i) offer Silver Lake the ability to purchase up to its pro rata share of any of the additional securities being offered in a concurrent private placement or (ii) if Silver Lake agrees in writing, direct the underwriters of the underwritten offering to permit Silver Lake to participate in the underwritten offering for up to its pro rata share of the additional securities being offered, in each of cases (i) and (ii), on the same terms and at the same price as offered to the public).

On September 14, 2018, we, Silver Lake and Wanda entered into a Right of First Refusal Agreement (the “ROFR Agreement”), which provides Silver Lake certain rights to purchase shares of our common stock that Wanda proposes to sell during a period of two years from the date of execution of the ROFR Agreement or, if earlier, until such time that Wanda and its affiliates cease to beneficially own at least 50.1% of the total voting power of our voting stock. The right of first refusal applies to both registered and unregistered transfers of shares. Under the ROFR Agreement, in the event that Wanda and its affiliates cease to beneficially own at least 50.1% of the total voting power of the our voting stock, then the Company will have the same right of first refusal over sales of our common stock by Wanda as described above until the expiration of the two-year period beginning on the date of execution of the ROFR Agreement. In such event, we may exercise such right to purchase shares from Wanda from time to time pursuant to the ROFR Agreement in our sole discretion, subject to approval by the disinterested directors of the AMC Board. If we determine to exercise our right to purchase shares from Wanda pursuant to the ROFR Agreement, we will have the obligation under the Investment Agreement to offer to sell to Silver Lake a like number of shares of our Class A common stock, at the same per share price at which we purchased the Wanda shares.

On July 31, 2020, in connection with our previously announced private offers to exchange certain of our existing subordinated notes for 10%/12% Cash/PIK Toggle Second Lien Subordinated Secured Notes due 2026 and our issuance of our 10.500% Senior Secured Notes due 2026, we entered into a registration rights agreement (the “Registration Rights Agreement”) with certain holders of such subordinated notes pursuant to which we agreed to file a shelf registration statement  pursuant to the Securities Act for the resale of our Class A common stock issued to such holders as consideration for their commitment to backstop the issuance of our 10.500% Senior Secured Notes due 2026. Pursuant to the terms of the Registration Rights Agreement, we have agreed to use reasonable best efforts to keep the registration statement of which this prospectus forms a part effective until such date that all Registrable Securities (as defined in the Registration Statement) cease to be Registrable Securities.

For purposes of this prospectus, “selling stockholders” includes the stockholders listed below and (in the case of the shares of Class A common stock held by SLA CM Avatar Holdings, L.P. and Sargas Investment Pte. Ltd pursuant to the Investment Agreement) their permitted transferees, pledgees, assignees, distributees, donees or successors or others who later hold any of the selling stockholders’ interests. Our registration of the shares of Class A common stock does not necessarily mean that the selling stockholders will sell all or any of such shares of Class A common stock. The following table sets forth certain information as of September 15, 2020 concerning the shares of Class A common stock that may be offered from time to time by each selling stockholder with this prospectus. The information is based on information provided by or on behalf of the selling stockholders. In the table below, with respect to the shares of Class A common stock held by SLA CM Avatar Holdings, L.P. and Sargas Investment Pte. Ltd, (i) the number of shares of Class A common stock that may be offered pursuant to this prospectus is calculated based on the conversion rate in effect as of September 14, 2020 of 74.0381 shares of Class A common stock per $1,000 aggregate principal amount of Convertible Notes and (ii) the percentage of Class A common stock beneficially owned prior to the completion of this offering reflects 57,549,593 shares of Class A common stock outstanding as of September 15, 2020 as adjusted to give effect to the additional number of shares of Class A common stock that would be received by such holder if the conversion of the Convertible Notes were settled solely in shares of Class A common stock. The number of shares of Class A common stock issuable upon conversion of the Convertible Notes is subject to adjustment under certain circumstances described in the indenture governing such Convertible Notes. Accordingly, the number of shares of Class A common stock issuable upon conversion of the Convertible Notes and the number of shares of Class A common stock beneficially owned and offered by SLA CM Avatar Holdings, L.P. and Sargas Investment Pte. Ltd pursuant to this prospectus may increase or decrease from that set forth in the table below. Information about the selling stockholders may change over time. In particular, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of Class A common stock since the date on which they provided us with information regarding their notes. Any changed or new information given to us by the selling stockholders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The beneficial ownership of the Class A common stock set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentage of shares owned prior to completion of the offering is based on 57,549,593 shares of Class A common stock outstanding as of September 15, 2020.

Name of Selling Stockholders	Shares of Class A Common Stock Beneficially Owned as of September 15, 2020	Percentage of Class A Common Stock Beneficially Owned Prior to Completion of this Offering	Shares of Class A Common Stock Offered Pursuant to this Prospectus	Shares of Class A Common Stock Beneficially Owned upon Completion of this Offering (1)	Percentage of Class A Common Stock Beneficially Owned upon Completion of this Offering (1)
Amundi Pioneer Asset Management, Inc.(2)	72,525	*	72,525	—	—
Amundi Pioneer Institutional Asset Management, Inc. (3)	2,100	*	2,100	—	—
Antara Capital Master Fund LP	20,625	*	20,625	—	—
Barings Global Multicredit Strategy 1 Limited	2,850	*	2,850	—	—
Barings Global Multicredit Strategy 2 Limited	6,175	*	6,175	—	—
Barings Global High Yield Credit Strategies Limited	74,600	*	74,600	—	—
Barings Global Multicredit Strategy 3 Limited	5,050	*	5,050	—	—
Barings Global Loan and High Yield Bond Fund Limited	4,550	*	4,550	—	—
Barings Segregated Loans 3 S.a.r.l.	9,050	*	9,050	—	—
Care Super Pty Ltd	2,175	*	2,175	—	—
Russell Investment Company PLC — Global Opportunistic Credit Fund	5,050	*	5,050	—	—
Massachusetts Mutual Life Insurance Company	44,575	*	44,575	—	—
Barings Global Multicredit Strategy 4 Limited	8,425	*	8,425	—	—
CM Life Insurance Company	1,075	*	1,075	—	—
YF Life Insurance International Limited	800	*	800	—	—
BlackRock, Inc.(4)	133,575	*	133,575	—	—
Bentham High Yield Fund	1,478	*	1,478	—	—

Credit Suisse (Lux) Global High Yield Bond Fund	18,615	*	18,615	—	—
Credit Suisse (Lux) Global High Yield USD Bond Fund	251	*	251	—	—
Credit Suisse Strategic Income Fund	3,733	*	3,733	—	—
Credit Suisse High Yield Bond Fund	9,746	*	9,746	—	—
Credit Suisse Asset Management Income Fund, Inc.	6,614	*	6,614	—	—
Entsorgungsfonds für Kernkraftwerke und/oder Stilllegungsfonds für Kernanlagen	3,332	*	3,332	—	—
One Eleven Funding I, Ltd.	8,544	*	8,544	—	—
One Eleven Funding II, Ltd.	8,544	*	8,544	—	—
One Eleven Funding III, Ltd.	7,140	*	7,140	—	—
Bentham Strategic Loan Fund	1,178	*	1,178	—	—
Caisse de dépôt et placement du Québec	202,175	*	202,175	—	—
Franklin Strategic Series — Franklin Strategic Income Fund	14,125	*	14,125	—	—
Franklin Investors Securities Trust — Franklin Total Return Fund	1,725	*	1,725	—	—
Franklin Strategic Income Fund	200	*	200	—	—
Franklin Templeton Variable Insurance Products Trust — Franklin Strategic Income VIP Fund	1,725	*	1,725	—	—
Franklin Templeton Investment Funds — Franklin Strategic Income Fund	1,500	*	1,500	—	—
EQ/Franklin Strategic Income Portfolio	200	*	200	—	—
H/2 Capital Partners LLC(5)	1,884,100	3.3%	1,884,100	—	—
Invesco Advisors, Inc.(6)	74,050	*	74,050	—	—
Alimco Financial Corporation	21,725	*	21,725	—	—
Nomura Corporate Research and Asset Management, Inc.(7)	88,100	*	88,100	—	—
The Northwestern Mutual Life Insurance Company (Bank of New York Mellon FBO NM Life)	79,300	*	79,300	—	—
The Northwestern Mutual Life Insurance Company For Its Group Annuity Separate Account (Bank of New York Mellon FBO NM GASA)	1,625	*	1,625	—	—
Orbis Global Balanced Fund (Australia Registered)	125	*	125	—	—

Orbis OEIC Global Cautious Fund	325		*	325		—	—
Orbis OEIC Global Balanced Fund	1,025		*	1,025		—	—
Orbis SICAV Global Cautious Fund	325		*	325		—	—
Orbis SICAV Global Balanced Fund	74,900		*	74,900		—	—
Capital Ventures International	44,550		*	44,550		—	—
Warlander Asset Management, LP(8)	47,800		*	47,800		—	—
UBS Securities, LLC	20,100		*	20,100		—	—
PGIM, Inc. and PGIM Limited(9)	1,767,400		3.1%	1,767,400		—	—
JPMorgan Investment Management Inc. and JPMorgan Chase Bank, N.A.(10)	195,225		*	195,225		—	—
Morgan Stanley & Co. International PLC	15,300		*	15,300		—	—
SLA CM Avatar Holdings, L.P.(11)	33,317,145	(13)	36.7%	33,317,145	(13)	—	—
Sargas Investment Pte. Ltd(12)	11,105,715	(13)	16.2%	11,105,715	(13)	—	—

* Represents beneficial ownership of less than 1% of our outstanding Class A common stock.

(1) We do not know when or in what amounts the selling stockholder may offer shares of common stock for sale. The selling stockholder may decide not to sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all, some or none of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that the selling stockholder will sell all of its shares of our common stock covered by this prospectus.

(2) Consists of the shares beneficially owned by Pioneer Global High Yield Fund, Pioneer High Income Trust, Amundi Obbligazionario Global High Yield Fund a distribuzione, Amundi Funds — Global High Yield Bond, Amundi Funds — Pioneer Global High Yield Bond, Amundi Soluzioni Italia - Obbligazionario Alto Rendimento Diversificato 01/2026, Amundi Soluzioni Italia - Obbligazionario Alto Rendimento Diversificato 02/2026, Amundi S.F. - Global High Yield Opportunities 2025, Amundi Soluzioni Italia -  Obbligazionario Alto Rendimento Nov-25 and Amundi Soluzioni Italia - Obbligazionario Alto Rendimento Oct-25.

(3) Consists of the shares beneficially owned by Nationwide Amundi Global High Yield Fund.

(4) The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: iShares II Public Limited Company - iShares $ High Yield Corp Bond ESG UCITS ETF, iShares II Public Limited Company - iShares USD High Yield Corp Bond UCITS ETF USD (Dist), iShares Public Limited Company - iShares Global High Yield Corp Bond UCITS ETF USD (Dist), iShares VI Public Limited Company - iShares Global High Yield Corp Bond CHF Hedged UCITS ETF (Dist), iShares VI Public Limited Company - iShares Global High Yield Corp Bond GBP Hedged UCITS ETF (Dist), iShares U.S. High Yield Bond Index ETF (CAD-Hedged), iShares U.S. High Yield Fixed Income Index ETF (CAD-Hedged), iShares Broad USD High Yield Corporate Bond ETF, iShares Core 5-10 Year USD Bond ETF, iShares Core Total USD Bond Market ETF, iShares iBoxx $ High Yield Corporate Bond ETF, iShares iBoxx $ High Yield ex Oil & Gas Corporate Bond ETF, iShares International High Yield Bond ETF, iShares US & Intl High Yield Corp Bond ETF, CIGNA Health and Life Insurance Company, U.S. High Yield Bond Index Non-Lendable Fund B, Ente Nazionale di Previdenza ed Assistenza dei Medici e degli Odontoiatri and Kapitalforeningen PenSam Invest - PSI 84 US High Yield II.  BlackRock, Inc. is the ultimate parent holding company of such subsidiaries.  On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares.  Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.

(5) Consists of shares registered in the name of H/2 Credit Partners Master Fund Ltd, H/2 Special Opportunities III Ltd., H/2 Special Opportunities IV Ltd., H/2 Investors III L.P. and H/2 Investors II L.P

(6) Consists of the shares beneficially owned by Invesco Bond Fund, Invesco Corporate Bond Fund, Invesco High Yield Bond Factor Fund, Invesco Global Targeted Income Fund, Invesco Global Targeted Return Fund, Invesco Global Targeted Returns Fund, Invesco

Global Targeted Returns Fund (US), Invesco Global Targeted Returns Select II Fund, Invesco GTR Trust US HY, Invesco GTR Trust US HY — LLC, Invesco High Income Trust II Fund, Invesco High Yield Fund, Invesco Monthly Income Fund, Invesco Multi-Asset Income Fund¸ Invesco Oppenheimer Global Strategic Income Fund High Yield, Invesco Oppenheimer V.I. Global Strategic Income Fund High Yield, Invesco US High Yield Bond Fund, Invesco V.I. High Yield Fund, Oklahoma Tobacco Settlement Endowment Trust, SJP Multi Asset High Yield, BG Sicav Global Multi Sector Credit Fund, Invesco Active Multi-Sector Credit Trust, Invesco Global High Yield Bond Fund and Invesco High Yield Global Bond Fund Ltd.

(7) Consists of the shares beneficially owned by L3Harris Pension Master Trust, Commonwealth of Massachusetts Employees Deferred Compensation Plan, Montgomery County Employees’ Retirement System, Montgomery County Consolidated Retiree Health Benefits Trust, Valencia INKA, Suzuka INKA¸ Delta Master Trust, National Railroad Retirement Investment Trust, General Dynamics Corporation Group Trust, Northern Multi-Manager High Yield Opportunity Fund, Barclays Multi-Manager Fund plc¸ Blue Cross and Blue Shield Association National Retirement Trust, Stitching Blue Sky Active High Yield Fixed Income USA Fund, Government of Guam Retirement Fund, American Century Investment Trust - High Income Fund, American Century High Yield Corporate Bond Collective Fund, American Century Investment Trust - NT High Income Fund, Best Investment Corporation, Kapitalforeningen Industriens Pension Portfolio, High Yield obligationer III, Public Employees Retirement System of Ohio, Pensionskasse SBB, California Public Employees’ Retirement System, Internationale Kapitalanlagegesellschaft MBH For Entsorgungsfonds, MGI Funds PLC, New York City Board of Education Retirement System, New York State Teachers’ Retirement System, PACE High Yield Investments, PFM Multi-Manager Fixed Income Fund, a series of PFM Multi-Manager Series Trust, Pinnacol Assurance, The Regents of the University of California, New York City Employees’ Retirement System, New York City Fire Department Pension Fund, New York City Police Pension Fund, Teachers’ Retirement System of the City of New York, Nomura Multi Managers Fund II - US High Yield Bond, Nomura Cayman High Yield Fund, Nomura Multi Managers Fund - Global High Yield Bond, Investeringsforeningen Laegernes Invest, LI Obligationer High Yield USA KL, Stichting Bewaarder Syntrus Achmea Global High Yield Pool, Louisiana State Employees’ Retirement System, Mars Associates’ Retirement Plan, Stichting Mars Pensioenfonds, Central States, Southeast and Southwest Areas Health and Welfare Fund, PensionDanmark Pensionforsikringsaktieselskab, Kapitalforeningen MP Invest dba High yield obligationer V, Stiching PGGM Depositary, Stichting Pensioenfonds Hoogovens, The State of Connecticut Acting through its Treasurer, Astro Trust Series - Nomura High Yield Bond Fund, High Yield Bond Open Fund Mother Fund, Nomura US Attractive Yield Corporate Bond Fund Mother Fund, Nomura Funds Ireland plc and Aegon Custody B.V.

(8) Consists of the shares beneficially owned by Warlander Offshore Mini-Master Fund, LP and Warlander Partners, LP.

(9) PGIM, Inc. or PGIM Limited is the manager for the following beneficial owners: PGIM Global Core Bond Fund Ex-Japan, a sub-trust of PGIM Cayman Unit Trust, PGIM ETF Trust - PGIM Active High Yield Bond ETF, US Short Term High Yield Bond (JPY Hedged) Fund 2, A Series Trust of Cayman World Invest Trust, US Corporate Crossover Strategy Fund, A Series Trust of Cayman World Invest Trust, US Short Term High Yield Bond (JPY Hedged) Fund a Series Trust of Cayman World Invest Trust, The Prudential Investment Portfolios Inc. - PGIM Balanced Fund, Advanced Series Trust — AST Prudential Core Bond Portfolio, Advanced Series Trust- AST Prudential Growth Allocation Portfolio, Advanced Series Trust - AST High Yield  Portfolio, Advanced Series Trust - AST Advanced Strategies Portfolio - Core Plus Sleeve, Bayer Corporation Master Trust - High Yield, Fire & Police Pension Association of Colorado, Consolidated Edison Pension Plan Master Trust - IG Credit/High Yield, Reliance Standard Life Insurance Company, Florida Retirement System Trust Fund, Prudential Global Total Return Fund, Inc. - PGIM Global Total Return Fund, Iowa Public Employees’ Retirement System, Public Employees’ Retirement System of Mississippi, Portico Benefit Services - Board of Pensions of the Evangelical Lutheran Church in America - High Yield Portfolio, Portico Benefit Services - Board of Pensions of the Evangelical Lutheran Church in America - High Yield Social Screen Portfolio, Prudential Investment Portfolios, Inc. 15 - PGIM High Yield Fund, Prudential Investment Portfolios 9 - PGIM Absolute Return Bond Fund, Prudential Investment Portfolios 3 - PGIM Strategic Bond Fund, PGIM High Yield Bond Fund, Inc., Prudential Investment Portfolios, Inc. 14 - PGIM Floating Rate Income Fund, Prudential Investment Portfolios 3 - PGIM Global Dynamic Bond Fund, PGIM Global High Yield Fund, Inc., Prudential Global Total Return Fund, Inc. - PGIM Global Total Return (USD Hedged) Fund, Prudential Investment Portfolios 16 - PGIM Income Builder Fund, Prudential Investment Portfolios 8 - PGIM Securitized Credit Fund, PIP, INC. 15 - Prudential Short Duration High Yield Income Fund, Prudential Investment Portfolios, Inc. 17 - PGIM Short Duration Multi-Sector Bond Fund, Prudential Investment Portfolios, Inc. 17 - PGIM Total Return Bond Fund, The Prudential Series Fund- Diversified Bond Portfolio, The Prudential Series Fund: High Yield Bond Portfolio, Renaissance Investment Holdings Ltd., Wespath Funds Trust - Wespath Investment Management - Core Plus, Virginia College Savings Plan 2, Virginia College Savings Plan, Willis Tower Watson Group Trust (OCIO), Wilmington Trust Collective Investment Trust - PGIM Total Return Bond Fund CIT, Fidelity Rutland Square Trust II: Strategic Advisers Income Opportunities Fund, British Coal Staff Superannuation Scheme, Mineworkers Pension Scheme - Liquidity Multi Asset Credit Portfolio, VantageTrust III Master Collective Investment FundsTrust - High Yield, New Mexico State Investment Council, State of Ohio, Bureau of Workers’ Compensation - Ohio Bureau of Workers Compensation - Core Plus, The Master Trust Bank of Japan, Ltd. - Pension Fund Association, Prudential Legacy Insurance Company of NJ - Core Public Bonds, Multi-Manager Total Return Bond Strategies Fund, a series of Columbia Funds Series Trust 1 - Columbia Threadneedle Core Plus Bond Fund, Health Care Service Corporation, a Mutual Legal Reserve Company - Health Care Service Corporation High Yield Portfolio, Dearborn National Life Insurance Company - Dearborn HCSC - Market Value Annuity HY Portfolio, Dearborn HCSC - Interest Sensitive Annuity HY Portfolio, Dearborn National Life Insurance Company — Dearborn HCSC -Fixed Income Annuity HY Portfolio, North Dakota State Investment Board- Insurance Trust, North Dakota State Investment Board - Legacy Fund, State Teachers Retirement System of Ohio, The Pension Boards - United Church of Christ, Inc., Pramerica Sicav - High Yield Bond, UBI Pramerica Obbligazioni Globali Alto Rendimento on behalf of UBI Pramerica Global High Yield Bonds, Mercer FFTC US Fixed Income Investment Portfolio LLC, PGIM Broad Market High Yield Bond Fund L.P., Desjardins Global High Yield Bond Fund, Desjardins Global Total Return Bond Fund, Absolute Total Return Fund of the Prudential Trust Company Institutional Business Trust, Prudential Trust Company - Institutional Business Trust- Broad Market High Yield Bond Fund, Prudential Trust Company - International Business Trust High Quality HY Fund, Core Plus Bond Fund of the Prudential Trust Company Institutional Business Trust - Institutional Business Trust Core Plus Bond Fund (Summa Health), Prudential High Yield Fund of the Prudential Trust Company

CollectiveTrust, MGI Funds, PLC - Mercer Global Investments Europe Ltd., Prudential Trust Company Collective Trust- Prudential Bank Loan Fund, Prudential Trust Company Collective Trust - Prudential Core Plus Bond Fund, Prudential Global Total Return Bond (USD Hedged) Fund of the Prudential Trust Company Collective Trust, Prudential Trust Company Collective Trust-Prudential Strategic Credit Fund, PGIM Qualifying Investor Funds plc - PGIM QIF Global Loan Fund, Roche U.S. Retirement Plans Master Trust, Prudential Retirement Insurance and Annuity Company - Separate Account SA-CSF (High Yield Bond/Prudential Fixed Income), Prudential Retirement Insurance and Annuity Company- Prudential Total Return Bond Fund (Core Plus Strategy), Prudential Retirement Insurance and Annuity Company- Separate Account SA-CPP (Core Plus Bond/PIM), Sacramento County Employees’ Retirement System, State Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees’ Retirement System, State Employees’ Retirement System, Michigan State Police Retirement System and Michigan Judges Retirement System- High Yield Portfolio, PGIM Funds Plc - PGIM Absolute Return UCITS Fund, PGIM Funds Plc - PGIM European High Yield Bond Fund, PGIM Funds PLC - PGIM Global High Yield Bond Fund, PGIM Funds, Plc - PGIM Global Total Return Bond Fund, PGIM Funds Plc- PGIM Broad Market U.S. High Yield Bond Fund, PGIM Funds Plc - PGIM Multi Asset Credit Fund, Dryden 63 GBP CLO 2018 B.V.

(10) JPMorgan Investment Management Inc. or JPMorgan Chase Bank, N.A. is the investment advisor and/or trustee for the following beneficial owners: American Airlines Inc., Master Fixed Benefit Pension Trust, AON Hewitt Collective Investment Trust (now known as AON Collective Investment Trust), AON Hewitt Investment Consulting, Inc. (now known as AON Hewitt Group Trust), Commingled Pension Trust Fund (High Yield) of JPMorgan Chase Bank, N.A, EMBO-FONDS, International Paper Company Commingled Investment Group Trust, JPMorgan Chase Retirement Plan Trust, JPMorgan Funds - US High Yield Plus Bond Fund, JPMorgan High Yield Fund, JPMorgan Investment Funds - Global High Yield Bond Fund, JPMorgan Life Limited, Kyburg Institutional Fund, Louisiana State Employees’ Retirement  System, LVIP JPMorgan High Yield Fund, Migros-Pensionskasse Fonds, NBI Unconstrained Fixed Income Fund, SEI Global Master Fund PLC - The SEI High Yield Fixed Income Fund, SEI Institutional Investments Trust - High Yield Bond Fund, SEI Institutional Managed Trust - High Yield Bond Fund, U.S. High Yield Bond Fund, US High Yield Bond Fund, a series of Kokusai Trust.

(11) SLA CM Avatar Holdings, L.P. is the record holder of the Convertible Notes that are convertible into the shares of Class A common stock listed above. The general partner of SLA CM Avatar Holdings, L.P. is SLA CM GP, L.L.C. and the sole member of SLA CM GP, L.L.C. is SL Alpine Aggregator GP, L.L.C.  The managing member of SL Alpine Aggregator GP, L.L.C. is Silver Lake Alpine Associates, L.P. The general partner of Silver Lake Alpine Associates, L.P. is SLAA (GP), L.L.C. and the managing member of SLAA (GP), L.L.C. is Silver Lake Group, L.L.C. The managing partners of Silver Lake Group, L.L.C. are Michael Bingle, Egon Durban, Kenneth Hao, Gregory Mondre and Joseph Osnoss. Lee Wittlinger, a member of our board, is a Managing Director at Silver Lake. The address of the entities above is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(12) Sargas Investment Pte. Ltd. is the record holder of the Convertible Notes that are convertible into the shares of Class A common stock listed above. The SPV is managed by GIC Special Investments Pte. Ltd. (“GIC SI”). GIC SI is wholly owned by GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of the Convertible Notes. The address for Sargas Investment Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(13) Represents shares of Class A common stock issuable upon conversion of our Convertible Notes, assuming an election by the Company to settle such conversion solely in shares of Class A common stock. Pursuant to the indenture governing the Convertible Notes, this value represents the aggregate number of shares of Class A common stock, par value $0.01 (“common stock”), issuable upon conversion of the Convertible Notes at a conversion rate corresponding to conversion rate in effect as of September 14, 2020 of 74.0381 shares of our Class A common stock per $1,000 principal amount of the Convertible Notes. This conversion rate is subject to adjustment, however, as described in the indenture governing the Convertible Notes, from time to time upon conversion of the notes as a result of the anti-dilution provisions thereof and as a result of stock splits, stock dividends or similar transactions.

PLAN OF DISTRIBUTION

The selling stockholders, including their pledgees, donees, transferees, distributees, beneficiaries or other successors in interest, may from time to time offer some or all of the shares of Class A common stock covered by this prospectus.  To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholders will not pay any of the costs, expenses and fees in connection with the registration and sale of the Class A common stock covered by this prospectus, but they will pay any and all underwriting discounts, selling commissions and stock transfer taxes, if any, attributable to sales of the Class A common stock.  We will not receive any proceeds from the sale of the Class A common stock.

The selling stockholders may sell the Class A common stock covered by this prospectus from time to time, and may also decide not to sell all or any of the Class A common stock that they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale.  These dispositions may be at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.  Sales may be made by the selling stockholders in one or more types of transactions, which may include:

•                  purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the Class A common stock for whom they may act as agent;

•                  one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•                  ordinary brokerage transactions or transactions in which a broker solicits purchases;

•                  purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•                  the pledge of Class A common stock for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of Class A common stock, and, in the case of any collateral call or default on such loan or obligation, pledges or sales of Class A common stock by such pledgees or secured parties;

•                  short sales or transactions to cover short sales relating to the Class A common stock;

•                  one or more exchanges or over the counter market transactions;

•                  through distribution by the selling stockholders or its successor in interest to its members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

•                  privately negotiated transactions;

•                  the writing of options, whether the options are listed on an options exchange or otherwise;

•                  distributions to creditors and equity holders of the selling stockholders; and

•                  any combination of the foregoing, or any other available means allowable under applicable law.

The selling stockholders may also resell all or a portion of its Class A common stock in open market transactions in reliance upon Rule 144 under the Securities Act provided it meets the criteria and conforms to the requirements of Rule 144 and all applicable laws and regulations.

The selling stockholders may enter into sale, forward sale and derivative transactions with third parties, or may sell securities not covered by this prospectus to third parties in privately negotiated transactions.  In connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in our Class A common stock.  The third parties also may use shares of our Class A common stock received under those sale, forward sale or derivative arrangements or shares of our Class A common stock pledged by the selling stockholders or borrowed from the selling stockholders or others to settle such third-party sales or to close out any related open borrowings of our Class A common stock.  The third parties may deliver this prospectus in connection with any such transactions.  Any third party in such sale transactions will be an underwriter and will be identified in a supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as may be required.

In addition, the selling stockholders may engage in hedging transactions with broker-dealers in connection with distributions of Class A common stock or otherwise.  In those transactions, broker-dealers may engage in short sales of securities in the course of hedging the positions they assume with the selling stockholders.  The selling stockholders may also sell securities short and redeliver securities to close out such short positions.  The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of securities to the broker-dealer.  The broker-dealer may then resell or otherwise transfer such securities pursuant to this prospectus.  The selling stockholders also may loan or pledge shares of Class A common stock, and the borrower or pledgee may sell or otherwise transfer the shares of Class A common stock so loaned or pledged pursuant to this prospectus.  Such borrower or pledgee also may transfer those shares of Class A common stock to investors in our securities or the selling stockholders’ securities or in connection with the offering of other securities not covered by this prospectus.

To the extent necessary, the specific terms of the offering of Class A common stock, including the specific Class A common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any underwriter, broker-dealer or agent, if any, and any applicable compensation in the form of discounts, concessions or commissions paid to underwriters or agents or paid or allowed to dealers will be set forth in a supplement to this prospectus or a post-effective amendment to this registration statement of which this prospectus forms a part.  The selling stockholders may, or may authorize underwriters, dealers and agents to, solicit offers from specified institutions to purchase Class A common stock from the selling stockholders.  These sales may be made under “delayed delivery contracts” or other purchase contracts that provide for payment and delivery on a specified future date.  If necessary, any such contracts will be described and be subject to the conditions set forth in a supplement to this prospectus or a post-effective amendment to this registration statement of which this prospectus forms a part.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders.  Broker-dealers or agents may also receive compensation from the purchasers of Class A common stock for whom they act as agents or to whom they sell as principals, or both.  Compensation to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving securities.  In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

In connection with sales of Class A common stock covered hereby, the selling stockholders and any underwriter, broker-dealer or agent and any other participating broker-dealer that executes sales for the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act.  Accordingly, any profits realized by the selling stockholders and any compensation earned by such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions.  If the selling stockholders are “underwriters” under the Securities Act they must deliver this prospectus in the manner required by the Securities Act.  This prospectus delivery requirement may be satisfied through the facilities of the NYSE in accordance with Rule 153 under the Securities Act or satisfied in accordance with Rule 174 under the Securities Act.

We and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.  In addition, we or the selling stockholders may agree to indemnify any underwriters, broker-dealers and agents against or contribute to any payments the underwriters, broker-dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act.  Underwriters, broker-dealers and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates or the selling stockholders or their affiliates in the ordinary course of business.

The selling stockholders will be subject to the applicable provisions of Regulation M of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Class A common stock by the selling stockholders.  Regulation M may also restrict the ability of any person engaged in the distribution of the Class A common stock to engage in market-making activities with respect to the Class A common stock.  These restrictions may affect the marketability of the Class A common stock.

In order to comply with applicable securities laws of some states or countries, the Class A common stock may only be sold in those jurisdictions through registered or licensed brokers or dealers and in compliance with applicable laws and regulations.  In addition, in certain states or countries the Class A common stock may not be sold unless they have been registered or qualified for sale in the applicable state or country or an exemption from the registration or qualification requirements is available.  In addition, any Class A common stock of the selling stockholders covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

In connection with an offering of Class A common stock under this prospectus, the underwriters may purchase and sell securities in the open market.  These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales.  Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering.  Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid.  This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock offered under this prospectus.  As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market.  If these activities are commenced, they may be discontinued by the underwriters at any time.  These transactions may be effected on the NYSE or another securities exchange or automated quotation system, or in the over-the-counter market or otherwise.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.  Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of AMC Entertainment Holdings, Inc. and subsidiaries as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2019 consolidated financial statements refers to changes in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases, and for the recognition of revenue and certain costs as of January 1, 2018 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

The consolidated financial statements of Digital Cinema Implementation Partners, LLC as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, incorporated in this registration statement by reference, have been so incorporated in reliance upon the report of CohnReznick LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing.